GRUPO CARSO, S.A. DE C.V.

RECEIVED
2005 MAY 24 A 9

May 19, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05008298

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the Notice to the Shareholders of Grupo Carso, S.A. de C.V., related to the Stock Split and Cash Dividend, resolved at the Shareholders Extraordinary General Assembly of Grupo Carso, S.A. de C.V., held on April 21, 2005.

Sincerely.

SUPPL

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

GRUPO CARSO, S.A. DE C.V.

NOTICE TO THE SHAREHOLDERS

Stock Split ("split")

1.- At the Shareholders Extraordinary General Assembly of Grupo Carso, S.A. de C.V., held on April 21, 2005, in a general way:

a) It was approved to carry out a stock restructuring, throughout a split, without having to increase capital stock, which will be operated by dividing into three new stocks each one of the current common, registered, no par value stocks form the Series A-1, that represent Grupo Carso S.A. de C.V. capital stock, including for the purpose of this stock split, the stocks that are temporarily kept at the Company's treasury due to repurchasing operations.

b) It was resolved, derived form the abovementioned, that the shareholders shall have the right to receive, in exchange, three new stocks resulting from this stock split for each of the stocks they currently own, against delivery, made in due time of the Company's titles representing these last ones.

c) Pursuant what was resolved by such Assembly, this stock split shall enter into effect on the date this notice is published. As from May 20, 2005 the titles of the outstanding stocks, as well as those representing the stocks that are temporarily kept at the Company's Treasury for acquisition of own shares, with coupons sticked-on from number 12 on, shall be exchanged the provisional certificates and/or stock titles shall be issued by Grupo Carso, S. A. de C.V. to represent the new stocks resulting from the stock split, which initially have attaches coupons No. 12 and from there on.

Cash Dividend

2.- On the other hand, during the Shareholders Ordinary General Assembly of Grupo Carso, S.A. de C.V., also held on April 21, 2005, it was approved that, whenever the abovementioned stock split enters into effect, to proceed to pay the shareholders a cash dividend of $0.25 Mx. Cy. for each new stock resulting from such split, coming from the balance of the Net Tax Profit Account, divided in two exhibits of $0.13 Mx. Cy. and $0.12 Mx. Cy. each one, that shall be paid as from the days May 20 and November 18 2005, respectively, against the coupons numbers 12 and 13 of the scripts or titles of stocks representing the capital stock that are in force at the time the corresponding payments take place.

Exercise of Rights

3.- The exchange derived from the stock split ("split"), as well as the payments to the shareholders for cash dividends, referred to in this notice, shall take place as from the corresponding dates abovementioned, in working hours and days at Miguel de Cervantes Saavedra No. 255, first floor, corner with Moliere, Colonia Granada, Delegacion Miguel Hidalgo, México, D.F. (Telephone 53 28 58 30). Regarding the stocks in deposit in S.D. Indeval, S.A. de C.V., the exercise of these rights shall be made according to the legal and administrative provisions that apply.

Mexico, D.F. May 16, 2005.

Lic. Sergio F. Medina Noriega
Secretary of the Board of Directors
and Special Delegate of the Assembly